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                              November 15, 2023

       Matthew Preston
       Chief Financial Officer
       Intrepid Potash, Inc.
       707 17th Street, Suite 4200
       Denver, CO 80202

                                                        Re: Intrepid Potash,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 7, 2023
                                                            Response Dated
October 30, 2023
                                                            File No. 001-34025

       Dear Matthew Preston:

              We have reviewed your October 30, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15,
       2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Financial Statements
       Note 17 - Business Segments, page 98

   1. We note that you have proposed to expand future disclosures in response to prior comment 4, to explain
how the segment performance measures generally reconcile
                                                        to consolidated income
before taxes. However, the required reconciliations should
                                                        separately identify,
describe and quantify each significant adjustment that is necessary to reconcile the measures
of segment profit or loss to consolidated income before
                                                        taxes, for each period
for which segment information is required.

                                                        Please refer to FASB
ASC 280-10-50-30 and 50-31, and the illustrative examples in
                                                        FASB ASC 280-10-55-49
and 55-50 if you require further guidance.
 Matthew Preston
FirstName  LastNameMatthew    Preston
Intrepid Potash, Inc.
Comapany 15,
November   NameIntrepid
               2023      Potash, Inc.
November
Page  2    15, 2023 Page 2
FirstName LastName
General, page A-1

2. We note your response to prior comments 1 through 3 indicating you will obtain and file updated technical reports and provide the disclosures that are required by Item 1300 of
         Regulation S-K when your Form 10-K for the fiscal year ended December 31, 2023 is filed. However, given the nature and scope of the omitted information, we believe that an amendment to your Form 10-K for the fiscal year ended December 31, 2022, and the associated technical reports will be necessary.

         Please arrange to obtain and file the revised technical reports and the annual report to include all of the required information. Additionally, it appears that you should reassess and update your conclusion that your disclosure controls and procedures were effective as of December 31, 2022 to clarify that in light of the omissions these were not actually effective. We have further guidance in the remaining comments in this letter that you should address in conjunction with your amendments and in preparing your response.
Exhibits 96.1, 96.2, and 96.3, page E-1

3. The revisions proposed in response to prior comments 5, 7, 8, 11, 13, 14, 15, 16, 17, and
         19 should be made in the revised technical reports that are filed with your amended annual report. Please arrange with the qualified persons involved to obtain and file technical reports that include this information.
4. We note your response to comment 6 and have the following observations:

                Figure 6.1 of Exhibit 96.1 is a gamma log cross section, which is not an appropriate graphical depiction of the geology.
                Figure 6.2 for Exhibit 96.2 is a mislabeled stratigraphic column, and your proposed cross section is acceptable.
                Figure 6-5 for Exhibit 96.2 is a gamma log and should be replaced by the former stratigraphic column of Figure 6.2.
                Section 6.3 of Exhibit 96.3 can either reference Figure 13-1 or duplicate the graphic into Section 6.

         Please discuss these observations with the qualified persons involved in preparing the technical reports and arrange to obtain and file revised technical reports that address the concerns mentioned above.
5. The revisions proposed in response to prior comment 9 for each exhibit should be expanded further to include the reclamation costs in order to provide a more comprehensive financial analysis for each property.
6. The disclosures proposed in response to prior comment 10 should be further revised to
         change the statement indicating    economic viability has been
established    for your
         operating properties, to    economic viability may be implied   .
 Matthew Preston
Intrepid Potash, Inc.
November 15, 2023
Page 3
7. Based on your responses to prior comments 9, 10, 12, and 18, it appears that resources instead of reserves have been used to prepare the Life of Mine (LOM) production schedules, contrary to the guidance in Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

         Please discuss this concern with the qualified persons involved in preparing the technical reports and arrange to obtain and file revised reports that include LOM schedules that show the estimated production of reserves. Any associated content in the technical reports and any corresponding disclosures in your annual report, e.g. production schedules and economic assessments, should be revised as necessary to distinguish between reserves and resources when providing the required information.

       Please contact Sondra Snyder at 202-551-3332 or Jenifer Gallagher at 202-551-3706 if
you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer at (202) 551-3718 if you have questions regarding comments on the mineral property disclosures.



FirstName LastNameMatthew Preston                             Sincerely,
Comapany NameIntrepid Potash, Inc.
                                                              Division of
Corporation Finance
November 15, 2023 Page 3                                      Office of Energy
& Transportation
FirstName LastName